U.S. Securities and Exchange Commission
                         Washington, D.C. 20549
                              NT 10Q
NOTIFICATION OF LATE FILING
SEC FILE NUMBER
0-28184
CUSIP NUMBER
(CHECK ONE):
[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F
[ ] Form 11-K
[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                  For Period Ended:  December 31,2000
                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR

                    For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I     Registrant Information

Full Name of Registrant: Wireless Data Solutions,Inc.

     Address of Principal Executive Office (Street and
Number)
          2233 Roosevelt Road Suite #5 St. Cloud MN. 56301

Part II   Rules 12B-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)

     [X]     (a)     The reasons described in reasonable
detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]     (b)     The subject quarterly report in Form
10-QSB, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]     (c)     The accountant's statement or other
exhibit required by rule 12B-25 (c) has been attached if applicable.


Part III     Narrative

     State below in reasonable detail the reasons why Form
10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB,
N-SAR, or the transition report or, portion thereof could not be filed within the prescribed period.

      More time is needed to accumulate and verify information.

Part IV     Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

              Patrick Makovec        (320) 203-7477

     (2)     Have all other periodic reports required under
section 13 or 15 (d) of the Securities Exchange Act of 1934
or section 30 of the Investment Company Act of 1940 during
the preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been
filed? If the answer is no, identify report(s).
 [X]   Yes     [ ]   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

  [X]   Yes     [ ]   No

     If so: attach an explanation of the anticpated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Narrative explanation of anticipated change:

The Company experienced a decline in gross revenue of approximately $46,000, compared to the same period last year. Also the Company experienced a loss of $87,000 compared to a net income figure of $47,137 for the 1st quarter of Fiscal 2000. The loss was primarily due to an expenditure of $50,000 in R&D and certain non cash expenses of approximately $25,000.


WIRELESS DATA SOLUTIONS, INC.
              (Name of Registrant as specified in Charter)
In accordance with the requirements of the Exchange Act, The registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 16, 2001           By:   /s/  Patrick Makovec


Patrick Makovec,
Chairman of the Board